

May 2022

OUR SOLUTION TO CREATE VALUE FOR LONG-SUFFERING SPARTANNASH SHAREHOLDERS

Macellum CAPITAL MANAGEMENT

ANCORA®

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Macellum Home Fund, LP, Ancora Holdings Group, LLC and the other participants named in this proxy solicitation (collectively, the "Investor Group") and are based on publicly available information with respect to SpartanNash Company (the "Company"). The Investor Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investor Group's conclusions. The Investor Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Investor Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investor Group herein are based on assumptions that the Investor Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Investor Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Investor Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Investor Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Investor Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investor Group. Although the Investor Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investor Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Investor Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

TABLE OF CONTENTS



INTRODUCTION AND EXECUTIVE SUMMARY

ABOUT SPARTANNASH

BUSINESS SUMMARY

➤ SpartanNash derives roughly half its EBITDA from **grocery** and the other half from **food distribution**. It also operates a **military commissaries business that appears to lose money**

➤ SpartanNash serves customer locations in all 50 states

➤ The **Company runs 145 supermarkets** and operates **18 distribution centers** around the country

COMPANY SNAPSHOT

➤ Founded: Spartan Stores and Nash Finch combined in 2013

➤ Headquarters: Grand Rapids, MI

➤ Share Price: $30.98

➤ Market Capitalization: $1.112 billion

➤ 2021 Total Revenue: $8.93 billion (4.5% decrease from FY 2020)

➤ 2021 EBITDA: $214 million

Source: Company SEC Filings, Bloomberg LP. Company's share price and market capitalization as of 03/17/22, the last trading day before Macellum publicly released a letter to SPTN shareholders

HISTORICAL REVENUE UNDERPERFORMANCE VS. PEERS

	Revenue ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	1%	3%	5%	1%	1%	13%	4%	18%	33%
SPTN Retail Revenue	$2,284	$2,140	$2,083	$1,992	$1,906	$2,381	$2,638	$2,581	8%	13%
		(6%)	(3%)	(4%)	(4%)	25%	11%	(2%)		
Food Distribution Peer Average	—	2%	3%	4%	8%	56%	(3%)	30%	27%	129%
SPTN Food Distribution Revenue	$3,356	$3,305	$3,455	$3,828	$3,991	$3,983	$4,577	$4,457	12%	33%
		(2%)	5%	11%	4%	(0%)	15%	(3%)		
Other Distributors/Wholesalers Peer Average[1]	—	1%	-5%	4%	6%	-3%	-3%	18%	17%	24%
Proxy Peer Group Companies Average	—	1%	(2%)	4%	6%	20%	3%	18%	23%	67%
Overall Peer Average	—	1%	(0%)	5%	5%	16%	2%	18%	20%	58%
SPTN Total Revenue	$7,916	$7,652	$7,735	$7,964	$8,065	$8,536	$9,348	$8,931	5%	13%
SPTN YoY % Chg.	—	(3%)	1%	3%	1%	6%	10%	(4%)		

HISTORICAL EBITDA UNDERPERFORMANCE VS. PEERS

	Adjusted EBITDA ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	32%	7%	1%	2%	3%	48%	2%	50%	121%
SPTN Retail Adjusted EBITDA	$95	$89	$89	$76	$65	$63	$117	$107	70%	12%
	—	(7%)	(0%)	(14%)	(15%)	(4%)	86%	(9%)		
Food Distribution Peer Average	—	(1%)	6%	14%	10%	22%	(19%)	52%	16%	80%
SPTN Food Distribution Adjusted EBITDA	$103	$109	$118	$137	$128	$109	$118	$105	(4%)	2%
	—	6%	8%	16%	(6%)	(15%)	8%	(10%)		
Other Distributors/Wholesalers Peer Average	—	(1%)	(11%)	10%	18%	(4%)	5%	48%	60%	53%
Proxy Peer Group Companies Average	—	(3%)	(4%)	10%	15%	6%	16%	36%	54%	74%
Overall Peer Average	—	9%	(1%)	8%	11%	6%	11%	36%	44%	81%
SPTN Total Adjusted EBITDA	$231	$230	$231	$236	$212	$178	$239	$214	20%	(7%)
SPTN YoY % Chg.	—	3%	2%	2%	(10%)	(16%)	34%	(13%)		

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
Note: As used throughout this presentation, 1. Retail Peers includes: KR, ACI, BJ, IMKTA, WMK. 2. Food Distribution Peers includes: ANDE, PFGC, UNFI, SYY, USFD. 3. Other Distributors/Wholesalers Peers includes: OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC. 4. Proxy Peer Group includes: BJ, IMKTA, WMK, ANDE, PFGC, UNFI, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC. 5. Overall Peers includes: KR, ACI, BJ, IMKTA, WMK, ANDE, PFGC, UNFI, SYY, USFD, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC

WE HAVE A STRONG RECORD OF HELPING CREATE VALUE AT LAGGING RETAIL COMPANIES

	TSR During Our Tenure	
BIG LOTS [1]	135%	Macellum drove significant shareholder value by strongly advocating for a $725 million sale-leaseback. Big Lots, unfortunately, chose to remove Macellum's nominees the following year and an entrenched board resumed the status quo[1]
BED BATH & BEYOND [2]	79%	In addition to material value creation, Macellum drove a significant Board refreshment which then monetized $750 million of non-core assets, roughly 75% of the market capitalization at the time. The proceeds were used to pay down debt and repurchase stock[2]
CITI TRENDS [3]	106%	Citi Trends' stock was as high as $105, prior to the recent decline which was induced by macro headwinds affecting Citi Trends' low-end customer. At its peak, four+ years after Jonathan Duskin joined the board, the stock was up 510%[4]
THE CHILDREN'S PLACE [5]	162%	Macellum's campaign resulted in material gains for up to three years ***after*** our engagement, despite only adding one Macellum nominee
PERRY ELLIS [6]	99%	Macellum's engagement helped drive a significant Board refreshment. From our initial engagement with the company in March 2014, the stock price increased 99% until going private

LAST MONTH, ISS NOTED MR. DUSKIN COULD BE A "NET POSITIVE" ON KOHL'S' BOARD GIVEN HIS DIRECT OWNERSHIP AND SUBSTANTIAL RETAIL SECTOR EXPERIENCE[7]

Bloomberg LP- Data as of 03/17/2022 (The day before Macellum publicly released a letter to SPTN shareholders). TSR Assumes Dividends Reinvested in All Companies.
1: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 4/23/20 to 10/01/20, when Macellum shareholder representative was forced to leave the board under the terms of the settlement agreement. Additional sale-leaseback data is from Company SEC filings and Bloomberg LP.
2: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 5/29/19 to 3/17/22. Monetization of non-core assets and % of market capitalization is from Company SEC filings and Bloomberg LP.
3: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 5/24/17 to 3/17/22
4: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 5/24/17 to 4/23/21
5: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 3/06/15 to 3/06/18
6: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 4/01/14 to 10/19/18
7: ISS Report relating to Kohl's Corporation dated 04/29/2022.

WHY WE ARE HERE: A CREDIBLE BOARD REFRESH URGENTLY NEEDED AT SPARTANNASH

1   **SpartanNash is a U.S. food distributor, wholesaler and retailer** that runs three sub-optimized, sub-scale businesses

2   **The Investor Group beneficially owns ~4.5% of the outstanding stock** with significant concerns regarding the continued service of long-tenured directors who have overseen sustained underperformance, poor capital allocation, weak operational execution and an array of governance lapses

3   **We believe SpartanNash's leadership remains wed to a flawed corporate structure**, has failed to implement fundamental operating initiatives and has overseen a series of strategic missteps, resulting in poor operating results and sustained share price underperformance

4   **We believe the Company is at a critical inflection point** – at a time when major retail and grocery players are embarking on their own strategic review processes, SpartanNash should explore all avenues to create value before this round of consolidation ends

5   **We contend a properly reconstituted Board** can oversee the development of a clear and credible operating plan for enhanced value creation and objectively compare it to strategic alternatives

6   **We have engaged with the Board without success** to try to reach a settlement that could benefit all shareholders. Unfortunately, the Board was unwilling to commit to a modest yet effective refresh and instead initiated a defensive refresh that failed to add relevant food distribution and grocery sector experience and left three long tenured directors in key leadership positions on the Board

OVERVIEW: THE INCUMBENTS INITIATED A DEFENSIVE AND INSUFFICIENT REFRESH

We believe the Board's defensive refresh has installed directors with irrelevant technology, financial services and consumer brand experience rather than necessary industry expertise and shareholder perspectives

x Following Macellum's engagement and private nomination of directors in December 2021, the SpartanNash Board **initiated a defensive and reactionary refresh** that added three new directors to the Board

x The Board **chose not to engage with us**, solicit our input in its self-refreshment or even interview our nominees prior to its self-refresh

x SpartanNash's self-refresh **failed to add food distribution or grocery sector expertise**, a fact the Board itself even later acknowledged privately to us

x Despite the Board's refresh, **three extremely long-tenured directors remain on the Board and in positions of power** – with Ms. Atkins serving as Chair of the Audit Committee, Mr. Hacker serving as Chairman of the Board and Mr. Voss serving as Chair of the Nominating and Corporate Governance Committee

x It is rarely the case that a board that has failed to create value for shareholders over a long period of time can be relied upon to effectively self-refresh, particularly when it would appear the process was a reaction to what might become a contested election. **We believe that is the case here**



Julien Mininberg
Consumer brand/marketing



Pamela Puryear, Ph.D.
Financial services/human capital



Jaymin Patel
Technology sector

WE SEE A LONG-TENURED, UNDERQUALIFIED BOARD THAT BEARS RESPONSIBLITY

➢ The directors we are seeking to replace are underqualified and have presided over sobering value destruction, yet they have failed to voluntarily step off the Board

Douglas Hacker



Director since 2005[1]
Presided over financial underperformance and rising compensation

x   As Chair of the Board, Mr. Hacker failed to properly oversee management's compensation, effective succession planning and the development of a clear and credible strategic plan

x   Possesses no relevant food distribution or grocery sector experience

x   Lack of meaningful ownership in the Company

William Voss



Director since 1998[2]

Failed to maintain sound CEO succession plan

x   As Chair of the Nominating and Governance Committee, Mr. Voss led an ineffective, self-directed Board refresh

x   Appointed directors with limited food distribution and grocery sector expertise

x   Possesses no relevant food distribution or grocery sector experience

x   Lack of meaningful ownership in the Company

Margaret Shan Atkins



Director since 2003[3]
Long track record of value destruction

x   As Audit Committee Chair, Ms. Atkins has failed to manage risk and forecast the business

x   As member of the Nominating and Corporate Governance Committee, Ms. Atkins oversaw an ineffective, defensive Board refresh

x   Troubling track record of value destruction at other companies on which she serves

x   Possesses no relevant food distribution or grocery sector experience

x   Lack of meaningful ownership in the Company

1 – 17 year tenure includes board service at Nash Finch prior to its merger with Spartan Stores in 2013
2 – 24 year tenure includes board service at Nash Finch, where he also served as its Chairman, prior to its merger with Spartan Stores in 2013
3 – 19 year tenure includes board service at Spartan Stores prior to its merger with Nash Finch in 2013

THE INVESTOR GROUP IS OFFERING SHAREHOLDERS SUPERIOR CANDIDATES

➢ Our nominees bring a shareholder perspective, operational knowhow, relevant grocery and food distribution expertise and successful track records – credentials incumbent nominees do not have



Jonathan Duskin

CEO of Macellum Capital Management

✓ Mr. Duskin's capital markets acumen, significant retail sector investing experience and independent shareholder perspective can help the Board pursue and evaluate all paths to maximizing value for shareholders.

OWNER-MENTALITY AND TRACK RECORD OF REVITALIZING UNDERPERFORMING RETAIL COMPANIES.



John Fleming

Current board member of Bed Bath & Beyond Inc. and Rue21Holdings, Inc

✓ Mr. Fleming's retail sector and e-commerce expertise and relevant grocery and food distribution experience would fill important gaps in the boardroom and help the Board develop a viable operating plan for delivering enhanced value.

GROCERY AND FOOD DISTRIBUTION BACKGROUND AND TRACK RECORD OF VALUE CREATION AT OTHER RETAILERS.



Michael Lewis

Former President of the Midwest Stores Division Walmart, Inc.

✓ Mr. Lewis' experience as a retail sector executive and his extensive knowledge of the consumer goods and food service industries would help the Board improve the Company's operations and corporate structure.

GROCERY AND FOOD DISTRIBUTION BACKGROUND AND TRACK RECORD OF VALUE CREATION AT OTHER RETAILERS.

THE INVESTOR GROUP AND OUR SLATE HAVE A CLEAR VISION FOR VALUE CREATION

We believe SpartanNash has significant opportunity to gain market share, increase margins, rationalize costs and more effectively allocate capital

Our slate would seek to assess all paths to maximizing shareholder value, including sale opportunities versus a new strategic plan for pursuing market share and earnings growth

OPERATIONAL

✓ Address uncompetitive pricing

✓ Develop technology and e-commerce solutions for customers

✓ Optimize supply chain and distribution network

✓ Develop more robust private label offering

✓ Develop comprehensive turnaround for the Company's Military Distribution business or consider shuttering

FINANCIAL & STRATEGIC

✓ Evaluate sale-leaseback of real estate

✓ A more open and transparent review of strategic alternatives



THE CASE FOR BOARDROOM CHANGE: POOR FINANCIAL PERFORMANCE

12

THE BOARD HAS OVERSEEN SUBSTANTIAL LONG-TERM UNDERPERFORMANCE

➤ SpartanNash's TSR has underperformed all relevant peers over the last five years

➤ The one-year TSR is materially helped by COVID-induced tailwinds and mirrors the performance of the Company's retail peers

➤ The three-year TSR benefits meaningfully from a low starting point brought on after three years of poor performance, but still trails retail, proxy and ISS peers



Source: Bloomberg, Macellum Estimates. Data as of 03/17/2022
See Slide 5 for List of Peers
Note: TSR is based on a fixed dividend reinvestment rate of 0. 3793%.

Macellum Advisors GP, LLC

THE BOARD'S FOCUS ON SHORT-TERM OUTPERFORMANCE IS MISLEADING

- The Board **ignores a long period of consistently poor stock price** performance
- SpartanNash's stock price performance since August 2019 starts from its **lowest-ever stock trading price**
- Recent stock price performance is largely a function of how **much grocers have benefited** during the COVID-19 pandemic
- The **Board should not get credit for overseeing the Company being driven to its all-time low trading price** and then using that as a starting point to highlight growth

SPARTANNASH STOCK PRICE SINCE 2014



$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
2019 Lowest Stock Price Since Merger
(08/14/19)
$8.94
(08/12/19)
$9.45
Pandemic Grocery Growth
3/17/2014
3/17/2015
3/17/2016
3/17/2017
3/17/2018
3/17/2019
3/17/2020
3/17/2021
3/17/2022
SpartanNash

Source: Bloomberg LP,. Data as of 03/17/2022

Macellum Advisors GP, LLC

14

THE BOARD'S VERSION OF SHORT-TERM PERFORMANCE STILL UNDERPERFORMS RELEVANT TO PEERS



TSR STARTING AT THE HIRING OF CEO TONY SARSAM

(09/14/2020 – 03/17/2022)

- ■ SPTN
- ■ Retail Peers
- ■ Food Distribution Peers
- ■ Proxy Peers
- ■ ISS Peers
- ■ S&P 500

88% 101% 78% 151% 158% 33%

Source: Bloomberg, Macellum Estimates. Data as of 03/17/2022
See Slide 5 for List of Peers
Note: TSR is based on a fixed dividend reinvestment rate of 0. 3793%.

THE BOARD HAS PRESIDED OVER SHORT-TERM UNDERPERFORMANCE VS. MOST RELEVANT FOOD DISTRIBUTION PEER

- The attempt by the Board to **focus shareholders' attention on TSR since two historically low points is misguided**
- SpartanNash's performance since August of 2019, and as of September of 2020, although positive, is **significantly below its closest peer, UNFI**
- The Company's **relative TSR is (151%) below UNFI since August of 2019 and (51%) below UNFI since September of 2020**

SPTN TSR vs. UNFI TSR


SPTN
UNFI
251
402
88
138
TSR as of David Staples stepping down as CEO on August 12, 2019
TSR as of Tony Sarsam announced as CEO on September 14, 2020

Source: Bloomberg LP. Data as of 03/17/2022. TSR is based on a fixed dividend reinvestment rate of 0. 3793%.

THE BOARD HAS OVERSEEN SHORT-TERM UNDERPERFORMANCE COMPARED TO RELEVANT GROCERY PEERS



SPARTANNASH HAS UNDERPERFORMED ITS CLOSEST GROCERY PEERS, WITH INGLES UP +164% AND ALBERTSON'S UP +140%[1]

Source: Bloomberg LP,. Data as of 03/17/2022
Notes: 1 Based on performance from 09/14/2020 through 03/17/2022.
Macellum Advisors GP, LLC

17

THE BOARD HAS DEMONSTRATED A PERSISTENT INABILITY TO GROW SALES AND PRESIDED OVER A DECLINING OPERATING PROFIT

> Macellum believes these problems can be remedied, but require a properly reconstituted Board with relevant expertise and experience that will hold management accountable

> The Board has allowed the Company to spend approximately $950 million on capital expenditures and acquisitions since 2014, all while EBIT has **declined 16%** over the same period

$'s in millions	2014	2015	2016	2017	2018	2019	2020	2021	Change
Same-Store Sales	0.9	(2.9%)	(2.4%)	(2.4%)	(2.0%)	(0.5%)	13.1%	(0.5%)	2%[1]
EBITDA	$231	$230	$231	$236	$212	$178	$239	$214	(7%)
EBITDA Margin %	2.9%	3.0%	3.0%	3.0%	2.6%	2.1%	2.6%	2.4%	**(52bps)**
EBIT[2]	$144	$146	$154	$154	$130	$90	$150	$121	**($23)**
EBIT Margin %	1.8%	1.9%	2.0%	1.9%	1.6%	1.1%	1.6%	1.4%	(46 bps)
									Total
Capital Expenditures & Acquisitions	$90	$112	$73	$286	$158	$75	$67	$86	**$947**

THE BOARD HAS OVERSEEN A 16% DECLINE IN EBIT AND LONG-TERM OPERATING UNDERPERFORMANCE OVER THE PAST SEVEN FISCAL YEARS

Source: Company SEC Filings, Bloomberg LP.
Notes: 1 Compound growth represents compounding same-store sales change. 2. Adjusted EBIT is calculated by taking the Company's Adjusted EBITDA from its SEC filings and removing depreciation and amortization (D&A) from the Company's SEC filings.

Macellum Advisors GP, LLC

THE BOARD HAS OVERSEEN SUSTAINED OPERATIONAL UNDERPERFORMANCE - REVENUE

➢ SPTN'S revenue growth has underperformed both retail and food distribution peers

➢ SPTN acquired Caito in 2017 and Martin's in 2018, which added roughly $450 million in annual revenue

	Revenue ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	1%	3%	5%	1%	1%	13%	4%	18%	33%
SPTN Retail Revenue	$2,284	$2,140	$2,083	$1,992	$1,906	$2,381	$2,638	$2,581	8%	13%
		(6%)	(3%)	(4%)	(4%)	25%	11%	(2%)		
Food Distribution Peer Average	—	2%	3%	4%	8%	56%	(3%)	30%	27%	129%
SPTN Food Distribution Revenue	$3,356	$3,305	$3,455	$3,828	$3,991	$3,983	$4,577	$4,457	12%	33%
		(2%)	5%	11%	4%	(0%)	15%	(3%)		
Other Distributors/Wholesalers Peer Average	—	1%	-5%	4%	6%	-3%	-3%	18%	17%	24%
Proxy Peer Group Companies Average	—	1%	(2%)	4%	6%	20%	3%	18%	23%	67%
Overall Peer Average	—	1%	(0%)	5%	5%	16%	2%	18%	20%	58%
SPTN Total Revenue	$7,916	$7,652	$7,735	$7,964	$8,065	$8,536	$9,348	$8,931	5%	13%
SPTN YoY % Chg.	—	(3%)	1%	3%	1%	6%	10%	(4.5%)		

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
See Slide 5 for List of Peers

THE BOARD HAS OVERSEEN SUSTAINED OPERATIONAL UNDERPERFORMANCE – COMPARABLE STORE SALES (ID SALES)

➤ SPTN'S comparable store sales have significantly underperformed its relevant peers, excluding fuel, since 2014

- Relevant peers have seen 28% compounded growth from 2014-2021, while SPTN increased 2%

	Comparable Store Sales (Excluding Fuel)								Compound Growth[1] '19-'21	Compound Growth '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Kroger (KR)	5.2%	5.0%	1.0%	0.7%	1.8%	2.0%	14.1%	0.2%	17%	33%
Albertsons (ACI)	7.2%	4.4%	(0.4%)	(1.3%)	1.0%	2.1%	16.9%	1.9%	22%	33%
BJ's Wholesale Club (BJ)	(1.0%)	(0.3%)	(0.5%)	(2.3%)	2.2%	1.3%	21.3%	(0.5%)	22%	20%
Ingles (IMKTA)	1.8%	0.9%	2.1%	1.5%	2.0%	3.9%	15.1%	4.5%	25%	30%
Weis Markets (WMK)	1.7%	4.4%	2.9%	1.2%	0.3%	1.5%	17.5%	0.2%	20%	32%
Retail Peer Average	**3.0%**	**2.9%**	**1.0%**	**(0.0%)**	**1.5%**	**2.2%**	**17.0%**	**1.3%**	**21%**	**30%**
BJ, IMKTA, & WMK Average	**0.8%**	**1.7%**	**1.5%**	**0.1%**	**1.5%**	**2.2%**	**18.0%**	**1.4%**	**22%**	**28%**
SpartanNash Retail (SPTN)	**0.9%**	**(2.9%)**	**(2.4%)**	**(2.4%)**	**(2.0%)**	**(0.5%)**	**13.1%**	**(0.5%)**	**12%**	**2%**

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
See Slide 5 for list of peers
Notes: 1 Compound growth represents compounding same-store sales change

THE BOARD HAS OVERSEEN SUSTAINED OPERATIONAL UNDERPERFORMANCE COMPARED TO ITS CLOSEST PEERS – EBITDA

➢ Retail EBITDA growth has significantly underperformed its two closest retail competitors since 2014

➢ Ingles (IMKTA) and Weis Markets (WMK) each operate ~200 grocery stores

	Adjusted EBITDA ($ in millions)								% Chg.
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A	'14-'21
Ingles (IMKTA)	$236	$239	$239	$248	$244	$262	$436	$468	98%
Weis Markets (WMK)	$148	$162	$180	$164	$180	$181	$269	$256	73%
SPTN Retail Adjusted EBITDA	**$95**	**$89**	**$89**	**$76**	**$65**	**$63**	**$117**	**$107**	**12%**



Adjusted EBITDA Margins (2021)

IMKTA 9.4%
WMK 6.1%
SPTN Retail 4.1%

■ IMKTA ■ WMK ■ SPTN Retail

	Adjusted EBITDA ($ in millions)								% Chg.
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A	'14-'21
United Natural Foods (UNFI)	$287	$298	$311	$342	$426	$587	$785	$770	168%
SPTN Food Distribution Adjusted EBITDA	**$103**	**$109**	**$118**	**$137**	**$128**	**$109**	**$118**	**$105**	**2%**

➢ Similarly, United Natural Foods (UNFI) a direct peer in food distribution has significantly grown its EBITDA compared to SpartanNash

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
See Slide 5 for list of peers

THE BOARD HAS OVERSEEN SUSTAINED OPERATIONAL UNDERPERFORMANCE - EBITDA

➤ EBITDA growth has been disappointing

➤ We believe this is particularly worrisome given revenue grew 13% while EBITDA dollars declined 7% from 2014 to 2021

	Adjusted EBITDA ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	32%	7%	1%	2%	3%	48%	2%	50%	121%
SPTN Retail Adjusted EBITDA	$95	$89	$89	$76	$65	$63	$117	$107	70%	12%
	—	(7%)	(0%)	(14%)	(15%)	(4%)	86%	(9%)		
Food Distribution Peer Average	—	(1%)	6%	14%	10%	22%	(19%)	52%	16%	80%
SPTN Food Distribution Adjusted EBITDA	$103	$109	$118	$137	$128	$109	$118	$105	(4%)	2%
	—	6%	8%	16%	(6%)	(15%)	8%	(10%)		
Other Distributors/Wholesalers Peer Average	—	(1%)	(11%)	10%	18%	(4%)	5%	48%	60%	53%
Proxy Peer Group Companies Average	—	(3%)	(4%)	10%	15%	6%	16%	36%	54%	74%
Overall Peer Average	—	9%	(1%)	8%	11%	6%	11%	36%	44%	81%
SPTN Total Adjusted EBITDA	$231	$230	$231	$236	$212	$178	$239	$214	20%	(7%)
SPTN YoY % Chg.	—	3%	2%	2%	(10%)	(16%)	34%	(13%)		

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
See Slide 5 for list of peers

THE BOARD HAS OVERSEEN SUSTAINED OPERATIONAL UNDERPERFORMANCE - EBT

➤ Going further down the income statement, EBT has declined even further than EBITDA

	EBT ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	7%	(3%)	(1%)	215%	79%	172%	3%	177%	289%
Food Distribution Peer Average	—	2%	12%	56%	6%	(3%)	(76%)	800%	46%	99%
Other Distributors/Wholesalers Peer Average	—	2%	-14%	95%	9%	1%	20%	89%	139%	113%
Proxy Peer Group Companies Average	—	(4%)	(4%)	68%	10%	4%	23%	270%	126%	153%
Overall Peer Average	—	3%	(3%)	55%	69%	23%	37%	273%	123%	153%
SPTN Total EBT	$119	$124	$134	$128	$99	$56	$131	$107	93%	(10%)
SPTN YoY % Chg.	—	4%	8%	(5%)	(23%)	(44%)	136%	(18%)		

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
See slide 5 for list of peers

GUIDANCE ASSUMES INCREASING CAPITAL EXPENDITURES AND FLAT TO +5% EBITDA



Yearly CapEx ($ mms)

$77mm Avg.

2022 ESTIMATES REPRESENT A 37% INCREASE OVER EIGHT-YEAR AVERAGE CAPEX SPENDING

SINCE 2014, THE AVERAGE ANNUAL CAPEX HAS BEEN $77 MILLION. YET, FOR 2022 THE FORECASTED CAPEX IS $105 MILLION AT THE MIDPOINT, WITH EBITDA PROJECTED TO REMAIN FLAT TO UP ~5%

Source: Company SEC Filings, Bloomberg LP, Bloomberg 2022 Consensus Estimates..

THE COMPANY STRUGGLES TO FORECAST THE BUSINESS AND HAS A HISTORY OF OVERLY OPTIMISTIC PROJECTIONS

➤ Prior to the COVID benefit, the Company missed guidance **six years in a row**

➤ The Company has historically not provided investors with a long-term roadmap for growth



Source: Company SEC Filings, Bloomberg LP.

Macellum Advisors GP, LLC

LOSS OF CONFIDENCE FROM A CONSENSUS OF INDUSTRY ANALYSTS

➢ The analyst community evidently does not hold much confidence in SpartanNash's current strategy and direction, yet leadership continues to promote the Company's performance and prospects

➢ As of 05/6/2022:

- There were seven Holds and one Buy

- One Buy has a **price target of $28**, which **is 13% below the current stock price**

- The **average price target is $26.60**, which is **17% below the current stock price**

> "I'd be remiss if I didn't highlight the fact that the plan and the outlook continues to reflect increased labor costs and the wage environment that we're operating in, as a significant headwind that would be offset by the supply chain transformation."

– CFO Jason Monaco on February 24, 2022

> "I'm excited about where we've been, and where we're headed as a company. As we continue to execute, **I believe we will make SpartanNash an investment that will yield meaningful long-term return** to all of our shareholders."

– CEO Tony Sarsam on February 24, 2022

SPTN'S CURRENT PLAN CALLS FOR $15-$30 MILLION IN COST CUTTING THAT SEEMS UNLIKELY TO BENEFIT THE BOTTOM LINE

Source: Company SEC Filings, Bloomberg LP as of 05/6/2022.

Macellum Advisors GP, LLC

THE CUMULATIVE RESULT IS REFLECTED IN A VALUATION THAT LAGS PEERS

		FV/EBITDA	
		LTM	N12M
Retail Peer Average	Food/Drug Avg.	7.2x	7.7x
Food Distribution Peer Average	Food Dist. Avg.	11.8x	9.6x
Other Distributors/Wholesalers Peer Average	Other Avg.	8.4x	7.7x
Proxy Peer Group Companies Average	Proxy Peers	8.5x	8.1x
Overall Average	Average	9.1x	8.4x
SpartanNash (SPTN)	SPTN	7.1x	6.9x

SPTN IS TRADING BELOW THE INDUSTRY AT A 12-MONTH FV/EBITDA OF 7.1X COMPARED TO AN INDUSTRY AVERAGE OF 9.1X AND ITS PROXY PEER GROUP OF 8.5X

Source: Company SEC Filings, Bloomberg LP as of 03/17/2022.
See slide 5 for list of peers



THE CASE FOR BOARDROOM CHANGE: POOR GOVERNANCE

28

THE CURRENT BOARD HAS LOST CREDIBILITY

SpartanNash has misrepresented several key facts pertaining to its performance and Macellum's campaign for change:

Myth	Reality
x **MYTH:** SpartanNash's total shareholder return has significantly outperformed	✓ **THE REALITY:** SpartanNash cherry-picked two timeframes for its TSR at low points in the stock driven by the Company's poor performance and lack of Board oversight – in reality, the Company underperformed its closest peer UNFI by **(151%)**[1] and **(50%)**[1]
x **MYTH:** SpartanNash has refreshed the Board composition and made leadership "upgrades"	✓ **THE REALITY:** The Board conducted a defensive and reactionary self-refresh in February 2022 after we nominated two months earlier, which failed to add relevant grocery and/or food distribution experience – which the Company subsequently admitted to us was needed. Additionally, the Board has overseen four CEO changes in five years, reflecting poor succession planning and oversight
x **MYTH:** SpartanNash claims that Macellum is pursuing a "cookie-cutter playbook," focused on financial engineering	✓ **THE REALITY:** SpartanNash has materially underperformed its peers both on top-line growth and earnings due to what we view as a lack of a strategy and operational rigor. Many of the issues facing SpartanNash are fundamental operating issues that the Board has apparently overlooked for years. The Company needs fundamental operational improvements such as pricing and promotion, vendor negotiation strategy, private label penetration, and wholesale optimization, among other things
x **MYTH:** There are questions about John Fleming's time at Walmart	✓ **THE REALITY:** During his tenure as CMO of Walmart, Mr. Fleming transformed the merchandising organization at Walmart to improve product quality, assortment clarity and the customer experience. In doing so, he accelerated both sales and profit in the U.S. business. From 2001 to 2005, Mr. Fleming was the CEO of Walmart.com, Walmart's ecommerce platform, where he profitably scaled the online business to $1 billion in sales in five years

Source: Bloomberg LP. Data as of 03/17/2022. TSR is based on a fixed dividend reinvestment rate of 0. 3793%.
Notes: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 08/12/19 to 3/17/22 and 09/14/20 to 3/17/22.

Macellum Advisors GP, LLC
29

THE BOARD HAS PRESIDED OVER ABYSMAL CORPORATE GOVERNANCE

Poor Governance and Oversight

FAILURE TO CONSTRUCTIVELY ENGAGE WITH SHAREHOLDERS & LACK OF DISCLOSURE 	**DEFENSIVE, INEFFECTIVE SELF-REFRESH** 	**FAILED ACQUISITIONS AND DILUTIVE STRATEGIC TRANSACTION** 
MISALIGNED EXECUTIVE COMPENSATION POLICIES & INSUFFICIENT OWNERSHIP 	**POOR SUCCESSION PLANNING** 	**SIGNIFICANT BOARDROOM GAPS** 

ISSUE #1: THE BOARD FAILED TO CONSTRUCTIVELY ENGAGE WITH MACELLUM

MACELLUM BELIEVES THE BOARD HAS TAKEN PURPOSEFUL MEASURES TO NOT ENGAGE CONSTRUCTIVELY, DATING BACK TO BEFORE WE HAD PUBLICLY ANNOUNCED OUR INTENTION TO RUN A CAMPAIGN



Macellum had a call with Jason Monaco, the Company's EVP and CFO to discuss the business
Stock Price: $25.11

Macellum privately nominated five candidates for election to the Board at the 2022 Annual Meeting ahead of the **nomination deadline set six months before meeting**
Stock Price: $24.17

Without any outreach from the Company to Macellum since its meetings in November and December 2021, the Company announced it would add three new directors to the Board
Stock Price: $26.01

Macellum expressed disappointment with apparent lack of interest in constructive engagement by the Board prior to making proxy fillings. In an attempt to avoid a proxy contest, Macellum offered a proposed settlement to add new directors, replace two incumbents and form a strategic review committee
Stock Price: $31.29

The Board revised its initial counter-proposal and offered to appoint either Mr. Fleming or Mr. Lewis pending Board approval with no additional directors stepping off the Board, thereby increasing the Board to 10 members. **The Board also proposed forming a special committee to undertake a strategic review, which would be led by the Company's CEO.** Macellum felt this proposal was highly unusual given the inherent conflict of interest any CEO would have faced the prospect of potentially losing their job
Stock Price: $28.40

Macellum reached out to Chairman Hacker and Mr. Sarsam to reinitiate discussions. Before responding two days later, the Company issues a public letter on April 28th claiming Macellum has *"refused to engage"*
Stock Price: $35.34

Nov 15, 2021 — **Dec 2, 2021** — **Dec 8, 2021** — **Dec 12, 2021** — **Feb 7, 2022** — **Mar 1, 2022** — **Mar 3, 2022** — **Mar 7, 2022** — **Mar 9, 2022** — **March 18, 2022** — **Apr 27, 2022**

Macellum had a meeting with President and CEO Tony Sarsam and Mr. Monaco to discuss the business and their plan to create shareholder value
Stock Price: $24.07

On a call with SPTN, **Macellum communicated our intent to continue to increase our ownership in the Company**, reiterated that we nominated to preserve our rights as shareholders and highlighted our concerns with the current composition of the Board
Stock Price: $24.07

Macellum had a call with Chairman Doug Hacker and directors Shan Atkins and Bill Voss. Macellum relayed our disappointment that the Company had not engaged with us regarding the appointment of new directors, and that the new directors lacked significant grocery or food distribution expertise
Stock Price: $28.40

Macellum met with Mr. Sarsam, Mr. Monaco, Mr. Hacker, Ms. Atkins, Mr. Voss and new director Jaymin Patel. **The Board acknowledged it needed more grocery and food distribution experience**. It requested to interview two of Macellum's nominees and **considered "maybe"** adding one of them or a mutually agreed upon candidate that its search firm would look for. Macellum could not accept this proposal and suggested it reconsider its response.

Ancora agrees to join the Investor Group.
Stock Price: $28.40

Macellum and Ancora **issue first press release** announcing nomination
Stock Price: $31.43
Macellum appears on CNBC "Closing Bell" to discuss nomination
Stock Price on next trading day: $34.67

Source: Company and Macellum SEC Filings, Bloomberg LP.
Macellum Advisors GP, LLC

ISSUE #1 (CONT.): THE BOARD HAS A HISTORY OF POOR INVESTOR DISCLOSURE

➢ The Board has not disclosed a detailed strategic plan or long-term operating goals with investors since combining the two predecessor companies in November 2013

➢ The Company delayed an analyst day in the fall of 2021 and has not rescheduled a date since, despite claiming in private discussions that one might be held in the spring of 2022. Mr. Sarsam has been CEO for over 1.6 years

  • Sysco's (SYY) new CEO in 2020 took less than 1.3 years to put together a three-year plan that was disclosed to shareholders (with the CFO being at the Company less than six months)[1]

  • United Natural Foods' (UNFI) management and board compiled a three-year plan in June 2021 before hiring a new CEO in August 2021[1]

➢ The Board appears to operate in a vacuum by not sharing goals or the financial impact of its strategic decisions, including the acquisitions of Dan's in 2015, Caito & BRT in 2017 and Martin's in 2019, and a commercial agreement with Amazon in 2020

➢ Most recently, SpartanNash announced the following new partnerships:

  • **An extended food distribution footprint with new operations in California**, executed with a partnership with Coastal Pacific Food Distributors, Inc. – the Board did not provide the projected financial impact of the transaction

  • **A partnership with Specialty Food Partners to develop an online platform** – the Board did not provide the projected financial impact of the transaction

THE BOARD HAS NOT DELIVERED A PLAN TO SHAREHOLDERS SINCE THE SPARTAN AND NASH FINCH MERGER IN 2013

Source: Bloomberg LP, Company SEC Filings, SpartanNash.com.
Notes: 1 CEO Start Dates and Investor Day Information is from Bloomberg LP and Company SEC Filings.
Macellum Advisors GP, LLC

ISSUE #2: THE BOARD'S DEFENSIVE REFRESH FAILED TO ADD RELEVANT GROCERY AND FOOD DISTRIBUTION EXPERIENCE

➤ Despite a nomination deadline 6 months before the Annual Meeting, the **Board chose not to make proactive outreach with a shareholder** who had nominated 5 highly qualified candidates and **did not request to interview any of them**, until after Macellum proposed a settlement to avoid a proxy fight

➤ Three new directors **lack requisite grocery and food distribution skills or a large shareholder perspective**, something **Mr. Hacker later admitted to representatives of Macellum that was missing from the Board**

➤ Prior to our nomination, the Board had an **average tenure of 16 years**

➤ The Board kept three long-tenured directors, **with an average tenure of over 19 years**, in key leadership roles as Chair of the Board, Chair of the Nominating and Corporate Governance Committee and Chair of the Audit Committee, also choosing not to add any of the new directors to the Nominating and Corporate Governance Committee

---

THIS DEFENSIVE REFRESH IS NOT ONLY INCOMPLETE, BUT SUGGESTS TO US THAT THE LONG-OVERDUE REFRESHMENT WILL HAVE LIMITED IMPACT FOR MAXIMIZING SHAREHOLDER VALUE

Source: Company SEC Filings; SPTN Proxy Statements, Bloomberg LP, SpartanNash Corporate Governance Webpage.
NOTE: For Messrs. Hacker and Voss, tenures include years of board service at Nash Finch prior to merger with Spartan Stores in 2013. For Ms. Atkins, tenure includes years of board service at Spartan Stores prior to merger with Nash Finch.
Macellum Advisors GP, LLC

ISSUE #3: THE BOARD HAS OVERSEEN FAILED M&A

➢ The initial combination of Spartan Stores, Inc. and Nash Finch Company generated $230.8 million in EBITDA in 2014[1]

➢ The Company outlined a plan to achieve an additional $32 million in cost synergies [1]

➢ As such, the Company should have been on a run rate of at least $262.8 million, which would include no organic growth or Company-specific improvements

Yet, seven years later, the Company announced just $214 million in EBITDA for 2021. Even with the material industry-specific benefits of COVID-19, this was 20% below the post merger goal [1]

- By comparison, similarly sized grocer Ingles grew EBTIDA by 98% and food distribution peer United Natural Foods grew 169% over the same period

Source: SEC Filings, Bloomberg LP.
1: SpartanNash Investor Presentation from December 12th, 2014 (Cost synergies were projected to be $52 million in total)
Macellum Advisors GP, LLC

ISSUE #3 (CONT.): THE BOARD HAS OVERSEEN FAILED M&A

- Following three large acquisitions, the Company's profits declined materially

- In addition, the Company added ~$250 million of debt and increased interest expense by 80%

- By 2019, interest expense roughly equaled EBT

> "So, we feel like we've got a great pipeline of organic growth and we continually build and evaluate our capacity and our network to support it. **However, we can also continuously evaluate M&A opportunities that we believe will create value and representing strategic fit**. So, as they emerge and as opportunities come up, I would see opportunities to pair this together."
>
> – EVP and CFO Jason Monaco on February 24, 2022

Date:	Acquisitions:	Cost ($MM)	
6/16/2015	Dan's	$33	Dan's Super Market (6 stores)
1/6/2017	Caito & BRT	$215	Caito Foods / Blue Ribbon Transport
12/31/2018	Martin's	$87	Martin's Super Markets, Inc (21 stores & 8 fuel centers)
	Total	**$334**	
Current Market Capitalization:		$1,113	
Dan's/Caito & BRT/Miller's Purchase Price % of Mkt Cap:		**30%**	

Note: $223mm goodwill and asset impairment related to Retail and higher costs associated w/Caito operations.

	EBT, Adj.	EBITDA, Adj.	EPS	Debt	Interest Expense
2016	$134	$231	$2.19	$407	$19
2017	$128	$236	$2.10	$734	$26
2018	$99	$212	$1.93	$679	$30
2019	$56	$178	$1.10	$664	$35

MACELLUM IS CONCERNED WITH THIS BOARD OVERSEEING MORE ACQUSITIONS USING SIGNIFICANT SHAREHOLDER CAPITAL

Source: Company SEC Filings, Bloomberg LP, Market Cap as of 03/17/2022.
Macellum Advisors GP, LLC

ISSUE #3 (CONT.): THE BOARD HAS OVERSEEN FAILED STRATEGIC PARTNERSHIPS

- It would appear the Amazon deal **only led to ~$1.1 million in EBIT uplift**, while **the warrant shares would dilute current shareholders by ~4%**. The initial tranche of warrants are about 4%.
- If SpartanNash meets a multi-year target of ~$1.1 billion in annual revenue with Amazon, that will only lead to ~$15.5 million in EBIT uplift (at the corporate wholesale EBIT margin)
- Fully diluted, the warrants are **(15%) dilutive**

Warrants Appear to Benefit Amazon More than SpartanNash & Significantly Dilute Shareholders

Amazon, given its current shares vested and the current stock price, **would make ~$20.2 million in profit on the warrant shares**



	Amazon Benefit		Amazon Dilution
Annual revenue from Amazon	$80,000,368		
EBIT Margin	*1.4%*	Shares Currently Vested	1,522,439
EBIT Up Lift	$1,081,934	Total Current Diluted Shares Outstanding	35,944,358
Increase to EBIT	**0.9%**	**Amazon Dilution**	**4%**

	Amazon Benefit		Amazon Dilution
Annual revenue from Amazon	$1,142,857,143		
EBIT Margin	*1.4%*	All Warrant Shares Vested	5,437,272
EBIT Up Lift	$15,456,135	Total Current Diluted Shares Outstanding	35,944,358
Increase to EBIT	**12.8%**	**Amazon Dilution**	**15%**

	Amazon Profit At Current Share Price
Shares Currently/All Vested	1,522,439
Warrant Strike Price	$17.73
Current Stock Price	$30.98
Amazon Profit	**$20,178,863.24**

Source: Bloomberg LP; as of 03/17/22. Company filings. Note: "Annual revenue from Amazon" is based on the percent of warrant shares vested.

ISSUE #4: THE BOARD HAS OVERSEEN MISALIGNED EXECUTIVE COMPENSATION

➤ On December 27, 2021, SpartanNash announced it had entered into employment agreements, which **included higher payouts** for President and CEO Mr. Sarsam, EVP and CFO Mr. Monaco and EVP and Chief Human Resources Officer Ms. Yvonne Trupiano **in the event of a change of control**

➤ **These new agreements were made after Macellum nominated and met with SpartanNash's executive leadership team**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 27, 2021

SpartanNash Company
(Exact Name of Registrant as Specified in Charter)

Michigan	000-31127	38-0593940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification no.)

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Following a nine-month competitive market review by the Compensation Committee and with the advice of its independent compensation consultant, on December 27, 2021 SpartanNash Company (the "Company") entered into employment agreements (the "Employment Agreements") with Mr. Tony Sarsam, President & Chief Executive Officer, Mr. Jason Monaco, EVP & Chief Financial Officer, and Ms. Yvonne Trupiano, EVP & Chief Human Resources Officer (collectively, the "Executive Officers"). The Employment Agreements supersede and replace the employment agreements and executive severance agreements previously entered into with each of the Executive Officers.

The Employment Agreements include (i) the terms of the relevant Executive Officer's base salary and target bonus compensation (which were not modified in connection with the execution of the Employment Agreements), (ii) severance benefits owed to the relevant Executive Officer upon a termination without Cause or a resignation for Good Reason (each as defined in the relevant Employment Agreement) (a "Qualifying Termination") occurring (a) during a twenty-four month period beginning upon the occurrence of a change in control of the Company (the "Change in Control Protection Period") or (b) before or after the Change in Control Protection Period and (iii) customary restrictive covenants relating to noncompetition, nonsolicitation, proprietary information and inventions assignment.

The severance benefits set forth in the Employment Agreements include that, upon the occurrence of a Qualifying Termination before or after a Change in Control Protection Period, the relevant Executive Officer will be entitled to receive (i) a lump sum payment equal to a multiple of his or her base salary and target annual bonus for the year of termination (two times in the case of Mr. Sarsam and one and one half times in the case of Mr. Monaco and Ms. Trupiano), (ii) a pro-rata annual portion of the Executive Officer's annual bonus for the year of termination based upon achievement of applicable performance goals, (iii) reimbursement of any COBRA premiums (less the amount paid by the Executive Officer during employment) for the same coverage period equal to the Executive Officer's severance multiple and (iv) any accrued compensation or benefits.

In the event of a Qualifying Termination during a Change in Control Protection Period, (i) the lump sum base salary and target bonus payment will be equal to an increased multiple (two and one half times in the case of Mr. Sarsam and two times in the case of Mr. Monaco and Ms. Trupiano), (ii) the COBRA reimbursement period will increase by the same coverage period as such Executive Officer's severance multiple and (iii) the Executive Officer will be entitled to receive continued life insurance coverage for the shorter of twenty-four months post-termination or until the Executive Officer receives a substantially equal benefit from a new employer, plus the other payments and benefits identified in sections (ii) and (iv) in the immediately preceding paragraph.

Source: Bloomberg LP, Company SEC Filings, SpartanNash.com.
Macellum Advisors GP, LLC

ISSUE #4 (CONT.): THE BOARD HAS OVERSEEN MISALIGNED EXECUTIVE COMPENSATION

➢ The CEO was paid more in 2021 than in 2014 despite 2021's EBIT being 16% lower than 2014's figure

➢ The top five executives were also paid more in 2021 despite lower EBIT

SpartanNash CEO & Top 5 Executives' Total Compensation, $mms										
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**% Change '14-'21**	**Cumulative Comp '14-'21**
CEO	$3.27	$3.89	$4.61	$2.36	$2.59	$3.25	$4.38	$4.67	**43%**	**$29.03**
Top Five Exec.	$7.28	$9.41	$9.78	$8.59	$5.89	$6.60	$11.86	$11.79	**62%**	**$71.19**

SpartanNash Financial Performance Over the Same Period										
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**% Change '14-'21**	**$ Change '14-'21**
EBIT, Adj $mms	$147	$146	$149	$143	$119	$81	$136	$121	**(16%)**	**($26)**

Source: Company SEC Filings, Bloomberg LP.

Macellum Advisors GP, LLC

ISSUE #4 (CONT.): THE BOARD HAS OVERSEEN INSUFFICIENT OWNERSHIP, LEADING TO A LACK OF SHAREHOLDER ALIGNMENT

➢ The Board and management own a very small amount of stock

- The current **independent directors collectively own just 0.87%** of the Company

- Mr. Sarsam, the **CEO**, owns **0.06%**

- Alarmingly, most Board members have **sold significant portions of their holdings**

SINCE 2014:				
	Original Position	**Shares Sold**	**Current Position**	**% of Position**
Douglas Hacker	55,236	(4,499)	50,737	8%
Elizabeth Nickels	67,629	(20,141)	47,488	30%
Margaret Shan Atkins	67,850	(24,691)	43,159	36%
Dr. Frank Gambino	80,773	(31,847)	48,926	39%
Yvonne Jackson	44,851	(7,798)	37,053	17%
William Voss	75,142	(44,790)	30,352	60%
Major General Hawthorne Proctor	46,391	(15,803)	30,588	34%
Matthew Mannelly	25,734	0	25,734	0%

Source: Bloomberg LP; Company Filings.
Notes: Excludes three newly appointed directors in Company's self-refresh.

ISSUE #5: THE BOARD HAS FAILED TO OVERSEE EFFECTIVE SUCCESSION PLANNING



SpartanNash Stock Price Since 2014

Pandemic Grocery Growth

Dennis Eidson serves as CEO until (05/23/17) $36.08

David M Staples hired as CEO (05/23/17) $36.08

Dennis Eidson returns as interim CEO (08/12/19) $9.45

Tony Sarsam is hired as CEO (09/21/20) $17.32

STOCK PRICE VIRTUALLY UNCHANGED SINCE THE MERGER

MACELLUM BELIEVES THE BOARD'S FAILURE TO DEVELOP EFFECTIVE SUCCESSION PLANS HAS RESULTED IN CONSTANT CHAOS IN THE C-SUITE, WITH FOUR CHANGES TO THE COMPANY'S CHIEF EXECUTIVE OFFICER ROLE IN FIVE YEARS AND NO CLEAR STRATEGY FOR VALUE CREATION

Source: Company SEC Filings, Bloomberg LP, Data as of 03/17/2022.
Macellum Advisors GP, LLC

ISSUE #5: THE BOARD HAS FAILED TO OVERSEE EFFECTIVE SUCCESSION PLANNING

➤ After making three CEO changes in as many years, the Board chose to hire executives from outside of the industry with questionable track records and experience

➤ Many elements that led to Borden's bankruptcy filing in January 2020 have direct applicability to the dynamics in the grocery and food distribution industry today:

- Quickly shifting prices
- No traditional competitors
- Consolidating industry



Tony Sarsam

PRESIDENT AND CEO

Mr. Sarsam was hired in September 2020

Served as **CEO of Borden Dairy** (March 2018 to September 2020)



Adrienne Chance

SVP AND COMMUNICATIONS AND EXECUTIVE DIRECTOR

Mrs. Chance was hired in April 2021, and subsequently promoted in March 2022

Served as **Senior Director of Corporate Communications at Borden Dairy** (July 2018 to July 2020)



Jason Monaco

EVP AND CFO

Mr. Monaco was hired in March 2021

Served as **CFO of Borden Dairy** (December 2018 to August 2020)

ISSUE #6: SIGNIFICANT BOARDROOM GAPS

➢ We believe a lack of grocery and food distribution sector expertise on the incumbent Board has contributed to poor oversight, persistent underperformance compared to peers and a series of strategic missteps

	Hacker	Voss	Atkins
Grocery Sector Expertise	☒	☒	☒
Food Distribution Sector Expertise	☒	☒	☒
Supply Chain Experience	☒	☒	☒
Ecommerce Experience	☒	☒	☒
Real Estate Expertise	☒	☒	☒
Corporate Governance Acumen			
M&A Expertise	☒		☒
Capital Markets Acumen	☒		☒

☒ Denotes inadequacy

THE AVERAGE TENURE OF THE BOARD, INCLUDING PRIOR SERVICE AT NASH FINCH AND SPARTAN STORES PRIOR TO THEIR MERGER, IS AN ASTONISHING 16 YEARS, BEFORE THE BOARD'S RECENT SELF-REFRESH

Source: Company SEC Filings; SPTN Proxy Statements, Bloomberg LP, SpartanNash Corporate Governance Webpage.

ISSUE #6 (CONT.): SIGNIFICANT BOARDROOM GAPS

Douglas Hacker



Tenure: 17 years

NO GROCERY OR DISTRIBUTION EXPERIENCE

Chairman of the Board

Since the merger of Spartan Stores and Nash Finch, has overseen a relative TSR to the S&P 500 of **(115%)**[1]

Retired airline executive whose experience is not relevant to fixing issues currently plaguing SpartanNash

William Voss



Tenure: 24 years

NO GROCERY OR DISTRIBUTION EXPERIENCE

Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee

Since the merger of Spartan Stores and Nash Finch, has overseen a relative TSR to the S&P 500 of **(115%)**[1]

Managing Director of Lake Pacific Partners, LLC, a private equity investment firm

Margaret Shan Atkins



Tenure: 19 years

NO GROCERY OR DISTRIBUTION EXPERIENCE

Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee

Since the merger of Spartan Stores and Nash Finch, has overseen a relative TSR to the S&P 500 of **(115%)**[1]

Previously a Partner at Bain & Company

EACH OF THE THREE DIRECTORS WE ARE SEEKING TO REMOVE LACKS RELEVANT GROCERY AND FOOD DISTRIBUTION EXPERTISE – AND THIS GROUP HAS COLLECTIVELY SERVED ON THE BOARD FOR AN AVERAGE OF 19 YEARS

Source: Company SEC Filings; SPTN Proxy Statements, Bloomberg LP, SpartanNash Corporate Governance Webpage.
NOTE: For Messrs. Hacker and Voss, tenures include years of board service at Nash Finch prior to merger with Spartan Stores in 2013. For Ms. Atkins, tenure includes years of board service at Spartan Stores prior to merger with Nash Finch.
1: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 11/19/13 (Date Merger of Spartan Stores & Nash Finch was Completed) to 3/17/22 – Assumed all dividends are reinvested.
2: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 10/28/14 to 07/15/2019 – Assumed all dividends are reinvested.
3: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 06/02/04 to 07/10/2015 – Assumed all dividends are reinvested.
4: TSR Data from Bloomberg LP- 1: Total shareholder return reflects the period from 02/20/2019 to 3/17/22 – Assumed all dividends are reinvested.
Macellum Advisors GP, LLC

WHY WE ARE SEEKING TO REMOVE CHAIRMAN HACKER (17-YEAR TENURE)

x Extremely long tenure of 17 years, including his board service at Nash Finch prior to its merger with SpartanNash

x Lack of relevant food distribution and grocery sector expertise

x Lack of meaningful ownership in the Company, despite long tenure

x As a member of the Board since 2005 and now as Chairman, Mr. Hacker has overseen:

  x Poor succession planning, with four changes to the Company's CEO role in five years

  x Failure to hold management accountable for persistent underperformance, with excessive executive compensation

  x Failure to oversee the development of a credible and clearly articulated three-year operating plan

  x Failure to constructively engage with shareholders on value-enhancing initiatives, including a failure to explore all available strategic alternatives

GIVEN THAT CHAIRMAN HACKER APPEARS TO BEAR DIRECT RESPONSIBILITY FOR THE ISSUES CURRENTLY PLAGUING SPARTANNASH, WE BELIEVE SHAREHOLDERS SHOULD NOT SUPPORT HIS CONTINUED PRESENCE ON THE BOARD

WHY WE ARE SEEKING TO REMOVE DIRECTOR VOSS (24-YEAR TENURE)

x Extremely long tenure of 24 years, including his board service at Nash Finch, where he also served as its Chairman

x Lack of relevant food distribution and grocery sector expertise

x Lack of meaningful ownership in the Company

x Has served as Chair of the Nominating and Corporate Governance Committee since 2018 (4 years)

  x It took our nomination of new director candidates to result in three long-tenured directors finally stepping down from the Board – while still leaving three long-tenured directors on the Board and in key leadership positions

  x As Chair of the Nominating and Corporate Governance Committee, we contend Mr. Voss should be directly responsible for the Board's excessive tenure, lack of meaningful and effective refreshment and lack of relevant experience and skillsets

WE BELIEVE SHAREHOLDERS SHOULD HOLD MR. VOSS ACCOUNTABLE FOR THE BOARD'S EXCESSIVE TENURE, INEFFECTIVE REFRESH AND LACK OF RELEVANT EXPERIENCE TO HELP DELIVER ENDURING VALUE AT SPARTANNASH

WHY WE ARE SEEKING TO REMOVE DIRECTOR ATKINS (19-YEAR TENURE)

x Extremely long tenure of 19 years, including her board service at Spartan Stores prior to its merger with Nash Finch

x Lack of relevant food distribution and grocery sector expertise

x Lack of meaningful ownership in the Company

x Has served as Chair of the Audit Committee for 4 years, since 2018, where she has failed to effectively oversee a proper forecast of the business and oversee risk management

x Track record of value destruction during her board tenure at other companies:

    x SunOpta, Inc. (STKL) TSR: (74%) and (144%) relative to the S&P 500 over the same period **SunOpta**

    x The Pep Boys – Manny, Moe and Jack (PBY) TSR: (42%) and (173%) relative to the S&P 500 over the same period **PEPBOYS**

    x Aurora Cannabis (ACB) TSR: (96%) and (163%) relative to the S&P 500 over the same period **AURORA**

WE BELIEVE SHAREHOLDERS SHOULD HOLD MS. VOSS ACCOUNTABLE FOR HER ROLE IN OVERSEEING PERSISTENT FINANCIAL UNDERPERFORMANCE, NUMEROUS STRATEGIC MISSTEPS AND POOR INVESTOR DISCLOSURE



OUR NOMINEES

OUR NOMINEES BRING A SHAREHOLDER PERSPECTIVE, RELEVANT GROCERY AND FOOD DISTRIBUTION EXPERTISE AND SUCCESSFUL TRACK RECORDS



Jonathan Duskin

Current CEO of Macellum Capital Management

- ✓ Leads Macellum in its focus on helping retail companies deliver long-term value creation through hands-on investing approach.
- ✓ Current lead director of Citi Trends, Inc. (NASDAQ: CTRN), where Mr. Duskin has helped create +106%[1], and at its peak, four+ years after Jonathan Duskin joined the board, the stock was up 510%[2].
- ✓ Also led turnarounds of Big Lots, Inc. (NYSE: BIG) and Bed Bath & Beyond Inc. (NASDAQ: BBBY).




Owner-mentality and track record of revitalizing underperforming retail companies.



John Fleming

Current board member of Bed Bath & Beyond Inc. (NASDAQ: BBBY) and Rue21Holdings, Inc

- ✓ Walmart, Inc. (NYSE: WMT) from 2000-2010.
  - ✓ Chief Marketing Officer and Chief Merchandising Officer as well as responsible for the Grocery Division.
  - ✓ Chief Executive Officer of Walmart.com
- ✓ Serves on the boards of Bed Bath & Beyond Inc. (NASDAQ: BBBY) and Rue21Holdings, Inc. (former CEO).
- ✓ Advisory board of UNTUCKit LLC.
- ✓ Former director of Stitch Fix and Bi-Lo Holdings.




Grocery and food distribution background and track record of value creation at other retailers.



Michael Lewis

Former President of the Midwest Stores Division Walmart, Inc. (NYSE: WMT)

- ✓ SVP of a Global Merchandising Center with responsibility for food and consumables from 2010 to 2011 and President of the Midwest Stores Division from 2005 to 2010.
- ✓ Previously, EVP and President, Retail Division at Nash Finch and President of Retail for OfficeMax.
- ✓ From 1985-1989, VP of the No Frills Division of Loblaws Supermarkets, Ltd, a Canadian supermarket chain.




Grocery and food distribution background and track record of value creation at other retailers.

Source: Bloomberg LP– Data as of 03/17/2022 (The day before Macellum publicly released a letter to SPTN shareholders). TSR Assumes Dividends Reinvested in All Companies.
1: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 5/24/17 to 4/23/21
2: : TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 3/06/15 to 3/06/18

HOW OUR NOMINESS STACK UP

➢ Macellum has nominated a slate of three highly qualified and experienced director candidates, who collectively possess the right skills, experience and perspectives to help drive long-term value at SpartanNash

	Duskin	Fleming	Lewis
Grocery Sector Expertise		☑	☑
Food Distribution Sector Expertise		☑	☑
Supply Chain Experience		☑	☑
E-commerce Experience	☑	☑	☑
Real Estate Expertise	☑	☑	☑
Corporate Governance Acumen	☑	☑	☑
M&A Expertise	☑	☑	☑
Capital Markets Acumen	☑	☑	

JONATHAN DUSKIN

➢We believe Mr. Duskin's capital markets acumen, significant retail sector investing experience and independent shareholder perspective can help the Board pursue and evaluate all paths to maximizing value for shareholders



✓ Chief Executive Officer of Macellum Capital Management, an investment management firm, with more than 20 years of experience investing in the retail and consumer sectors

✓ Former Managing Director at Prentice Capital Management, LP and Managing Director at S.A.C. Capital Associates LLC

✓ Former Chairman of the Investment Committee in the Research Department at Lehman Brothers Inc

✓ Currently serves on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a growing specialty value retailer of apparel, accessories and home trends

✓ Holds a B.A. from The University of Massachusetts Amherst

JOHN E. FLEMING

➤ We believe Mr. Fleming's retail sector and e-commerce expertise and relevant grocery and food distribution experience would fill important gaps in the boardroom and help the Board develop a viable operating plan for delivering enhanced value



✓ Previously held several executive roles at Walmart, Inc. (NYSE: WMT) from 2000 to 2010, including Chief Marketing Officer and Chief Merchandising Officer overseeing the grocery business. In addition, he served as Chief Executive Officer of Walmart.com

✓ Director and Chair of the Compensation Committee of Bed Bath & Beyond Inc. (NASDAQ: BBBY), where he has helped deliver a total shareholder return of 79%[1]

✓ Former Interim Chief Executive Officer of r21Holdings, Inc., which he successfully led through the COVID-19 pandemic

✓ Serves on the advisory board of UNTUCKit LLC, a casual men's apparel company

✓ Previously served on the board of directors of Stitch Fix and Bi-Lo Holdings.

✓ Holds a B.A. from Colorado College

Bloomberg LP- Data as of 03/17/2022 (The day before Macellum publicly released a letter to SPTN shareholders). TSR Assumes Dividends Reinvested in All Companies.
1: TSR Data from Bloomberg LP: Total shareholder return reflects the period from 5/29/19 to 3/17/22
Macellum Advisors GP, LLC

51

MICHAEL J. LEWIS

➢ We believe Mr. Lewis' experience as a retail sector executive and his extensive knowledge of the consumer goods and food service industries would help the Board improve the Company's operations and corporate structure



✓ Former Executive Vice President and President of Retail for OfficeMax, an office supplies retailer and subsidiary of The ODP Corporation (NASDAQ: ODP)

✓ Previously held multiple roles at Walmart Inc. (NYSE: WMT), including Senior Vice President of a Global Merchandising Center with responsibility for food, consumables and OTC products, and President of the Midwest Stores Division

✓ Former Executive Vice President and President of the Retail Division at Nash Finch (formerly NASDAQ: NAFC) and Vice President of Loblaws Supermarkets, Ltd, a Canadian supermarket chain

✓ Former director of Feeding America, the nation's leading domestic hunger-relief organization

✓ Holds an M.B.A. in Marketing and Finance from York University Schulich School of Business and a B.S. in Chemical Engineering from Queen's University



THE PATH FORWARD

OUR NOMINEES COULD HELP OVERSEE THE DEVELOPMENT OF A TURNAROUND STRATEGY

➢ We believe SpartanNash has significant opportunity to gain market share, increase margins, rationalize costs and more effectively allocate capital

Grocery Opportunity

- Consolidate the 13 different banners currently being run, which would lower costs and increase efficiency
- Develop more robust private label offering
- In the appropriate categories, reduce shrink and/or increase in-stock levels
- Improve the in-store experience with enhanced offering of in-home meal replacement, fresh and other prepared foods
- Develop online options focused on customer needs – industry leaders have 30%+ online

Food Distribution

- Address uncompetitive pricing. We believe the Company's wholesale pricing is, on average, 5% above the competition, impeding SpartanNash's ability to gain customers
- Develop technology and e-commerce solutions for customers
- Optimize supply chain and distribution network

Military

- Develop comprehensive turnaround or consider shuttering a business that has gone from $21.3 million in EBIT to a loss of $19.3 million, declining in six straight years

Source: Company SEC Filings, Bloomberg LP,

Macellum Advisors GP, LLC

WE BELIEVE OPERATIONAL IMPROVEMENTS CAN CREATE REAL VALUE

Initiatives	Estimated Impact (bps)	Dollar Impact[1]	
		Low, $mm	High, $mm
Pricing & Promotion Strategy	12-23	11	21
Vender Negotiation Optimization	30-63	26	57
Private Label Penetration	22-28	20	25
Digital / BOPIS Value Prop	4-7	4	6
Wholesale Optimization	13-17	12	15
SG&A Rationalization	8-14	7	13
Total Impact	**89-152**	**80**	**137**

WE BELIEVE A PROPERLY EXECUTED TRANSFORMATION WOULD RESULT IN AT LEAST 89-152 BASIS POINTS POSITIVE IMPACT TO THE P&L

Source: Company SEC Filings, Bloomberg LP, Macellum Estimates Used for Basis Point Savings Initiatives in Collaboration with Nationally Recognized Consultancy.
Notes: 1). Based on 2022E Total Net Sales
Macellum Advisors GP, LLC

PROJECTIONS – BASE CASE ASSUMPTIONS

➢ **Base assumptions include:**

- $780mm of Proceeds from a $950 million sale-leaseback

    o Incremental rent expense of $67 million on a 7% cap rate

- Repurchase stock at $35 average

➢ **Fundamentals excluding a sale-leaseback:**

- Sales growth 1.2% annually

    o Retail same-store sales would remain flat annually

    o Food Distribution sales growth of 3% annually

- EBIT margins:

    o Retail EBIT margin – 20-25 basis points annual improvement

    o Food Distribution EBIT margin – 80 basis points annual improvement

- Consolidated EBITDA margins return to 3.0% (excluding incremental rent expense) vs. 3.0% in 2016 and 2017

- CapEx: Normalized back to $70 million - $75 million

- Inventory: No material improvement

Source: Company SEC Filings, Bloomberg LP, Macellum Estimates Used for Basis Point Savings Initiatives in Collaboration with Nationally Recognized Consultancy.

PROJECTIONS – BASE CASE EXCLUDING A SALE-LEASEBACK

$ in thousands except for percentages					
Income Statement Analysis	**2021A**	**2022E**	**2023E**	**2024E**	**21-24E**
Retail Net Sales	$2,581,286	2,579,777	2,579,777	2,579,777	(0%)
Food Distribution Net Sales	$4,456,800	4,590,504	4,728,219	4,870,066	9%
Military Net Sales	$1,892,953	1,798,305	1,798,305	1,798,305	(5%)
Net Sales	**$8,931,039**	**8,968,586**	**9,106,302**	**9,248,148**	**4%**
% Growth	**(4.5%)**	**0.4%**	**1.5%**	**1.6%**	
Gross Margin %	15.7%	15.8%	15.7%	16.1%	
Bps Change	48	12	(12)	37	38
SG&A $	$1,287,119	1,301,108	1,301,108	1,301,108	1%
SG&A $ Growth	(0.2%)	1.1%	0.0%	0.0%	
% of Sales	14.4%	14.5%	14.3%	14.1%	
Retail EBITDA	$106,548	112,223	118,672	125,122	17%
Food Distribution EBITDA	$105,323	116,360	160,041	206,238	96%
Military EBITDA	$1,835	(7,136)	(2,640)	2,755	50%
Adj. EBITDA	**$213,706**	**221,447**	**276,073**	**334,114**	**56%**
EBITDA Margin	***2.4%***	***2.5%***	***3.0%***	***3.6%***	
(-) Depreciation & Amortization	$92,711	94,703	95,805	96,939	
Adj. EBIT	**$120,995**	**126,744**	**180,269**	**237,175**	**96%**
EBIT Margin	1.4%	1.4%	2.0%	2.6%	
(-) Interest Expense	$14,000	16,026	16,026	16,026	
Adj. EBT	**$106,995**	**110,718**	**164,242**	**221,149**	**107%**
% Growth	(18.4%)	3.5%	48.3%	34.6%	
EPS	**$1.70**	**$2.17**	**$2.40**	**$3.59**	**111%**
% Growth	(33.0%)	27.7%	10.5%	49.5%	
Shares Outstanding (in thousands)	35,923	36,110	36,110	36,110	

Source: Bloomberg LP; Company SEC Filings, Macellum Estimates

A SALE-LEASEBACK APPEARS TO OFFER A SIGNIFICANT OPPORTUNITY TO UNLOCK VALUE

$950mm Sale-Leaseback Transaction $s in thousands	2022E	Adj.	Pro Forma	Chg.
Sales	8,968,586	0	8,968,586	0%
Rent Expense	70,335	66,500	136,835	95%
D&A	94,703	(19,000)	75,703	(20%)
Adj. EBIT	126,744	(47,500)	79,244	(37%)
Adj. EBITDA	**221,447**	**(66,500)**	**154,947**	**(30%)**
% of Sales	2.5%		1.7%	
Interest Expense	16,026	0	16,026	0%
Adj. EBT	110,718	(47,500)	63,218	(43%)
Taxes	27,103	(11,628)	15,475	(43%)
Tax Rate	24.5%		24.5%	
Net Income	83,615	(35,872)	47,743	(43%)
EPS	**$2.32**	**$1.16**	**$3.48**	**50%**
WAS	36,110.0	(22,393)	13,717.1	(62%)
Stock Price	**35.00**			
Repurchase $	$783,750			
Repurchases	22,393			

➢ If the Company were to pursue a $950 million sale-leaseback transaction, we estimate the Company would have $780 million to repurchase shares

➢ Underlined Assumptions include:
- 7% cap rate on SLB
- Cost basis of 30% and a tax rate of 25%

Source: Bloomberg LP; Company filings. Note: Macellum assumptions include a 7% capitalization rate, 2% reduction in D&A and a 30% cost basis.

Macellum Advisors GP, LLC

WE BELIEVE THERE IS A SIGNIFICANT OPPORTUNITY TO PURSUE STRATEGIC ALTERNATIVES

➢ The entire Company is trading at a significant discount compared to traditional food distribution and grocery businesses

➢ We believe there are numerous buyers for both the distribution and grocery businesses that would be able to realize significant synergies and pay a material premium

SPTN Sum of the Parts			
$s in thousands	Grocery	Distribution	Total
2022E EBITDA	112,223	116,360	228,583
Existing Multiple	6.8x	6.8x	6.8x
Firm Value	758,633	786,603	1,545,236
Net Debt			263,233
Equity Value			1,282,003
Market Value for Sale:			
2022 EBITDA Incl. Rent from SLB	94,668	86,250	180,918
Minimum Acquisition Multiple	7.0x	10.0x	8.4x
Firm Value	662,676	862,500	1,525,176
Net Proceeds from SLB	289,655	496,822	786,477
Net Debt	129,234	133,999	263,233
Equity Value	823,097	1,225,324	2,048,421
Premium to Unaffected Equity Value[1]			**60%**

➢ Factoring in both the value of the real estate and the value of the individual businesses

- Sold separately or together to strategic buyers could result in a 60% premium

Source: Bloomberg LP; Company SEC Filings, Macellum Estimates.
Notes: 1 Current Equity Value is based on 03/17/2022 stock price, the day before Macellum publicly released a letter to SPTN shareholders.
Macellum Advisors GP, LLC

VOTE THE BLUE PROXY CARD FOR CHANGE

➢ Shareholders can help inject relevant food and grocery distribution sector experience and ownership perspectives in the boardroom to create enduring value at SpartanNash, while overseeing a strategic review process to be weighed against SpartanNash's standalone plan





APPENDIX

OTHER CONSUMER/RETAIL COMPANIES HAVE COMPLETED SALE-LEASEBACK TRANSACTIONS TO CREATE VALUE



planet fitness | Academy Sports + Outdoors | Sprouts Farmers Market | Jewel Osco | BJ's | Carvana | VASA Fitness | Fleet Farm | US Foods CHEF'STORE | UNFI | PFG Performance Food Group | Big Lots! | Winn-Dixie | Rite Aid | amazon | Market Fresh | goodwill | piggly wiggly | Fiesta | Burlington | FAMSA | Price Rite Marketplace | Walmart

OTHER SIMILAR COMPANIES HAVE CAPITALIZED ON THEIR REAL ESTATE RATHER THAN LETTING IT REMAIN IDLE ON THEIR BALANCE SHEETS

Source: Company SEC Filings, Bloomberg LP, Real Estate Industry Experts.

Macellum Advisors GP, LLC

62

SPARTANNASH IS 18% MORE EXPENSIVE FOR KEY VALUE ITEMS THAN ITS PEERS



KVI (Key Value Items) Basket - Walmart Price Index - Ticket Price

■ Walmart ■ Family Fare (SPTN) ■ Baker's (Kroger)

SPARTANNASH IS A WHOLESALER AND THUS HAS THE ABILITY TO BE PRICE COMPETITVE, BUT SEEMS TO BE FAILING TO EXECUTE OR LOOK FOR UNSTAINABLE SHORT-TERM GAINS

Source:, Macellum Estimates Based on an Online Pricing Survey Conducted in the Omaha, Nebraska in Collaboration with Nationally Recognized Consultancy during the week of April 26th- May 3rd, 2022.

Macellum Advisors GP, LLC

SPARTANNASH IS 16% MORE EXPENSIVE FOR KEY VALUE ITEMS THAN ITS PEERS



Weekly Basket - Walmart Price Index - Ticket Price
2.50
2.00
1.50
1.00
0.50
0.00
Avocado 1.00 1.58 1.42
Broccoli 1.00 1.74 1.10
Chicken Breast 1.00 2.04 1.48
Frosted Flakes 1.00 1.28 1.40
Ground Beef 1.00 1.28 1.06
Lay's Kettle Chips 1.00 1.23 1.10
Lunchmeat - Ham 1.00 1.05 1.05
NY Strip 1.00 1.38 1.09
Orange Juice 1.00 0.90 1.08
Organic Spring Mix 1.00 1.17 1.17
Strawberries 1.00 1.57 1.18
Tomatoes on the Vine 1.00 1.01 1.01
Vanilla Ice Cream Pint 1.00 1.82 1.52
Wheat Bread 1.00 1.18 0.87
Weekly Basket Sub-total 1.00 1.16 1.12
Walmart
Family Fare (SPTN)
Baker's (Kroger)

IN THE CURRENT MARKET ENVIRONMENT, IT IS EASY FOR COMPANIES LIKE SPARTANNASH TO BOOST SHORT-TERM PROFITS BY CHOOSING TO NOT REMAIN PRICE COMPETITIVE, BUT WE BELIEVE IT WILL RESULT IN MARKET SHARE LOSSES AND BECOME A LONG-TERM NEGATIVE

Source:, Macellum Estimates Based on an Online Pricing Survey Conducted in the Omaha, Nebraska in Collaboration with Nationally Recognized Consultancy during the week of April 26th- May 3rd, 2022.

Macellum Advisors GP, LLC

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